 As filed with the Securities and Exchange Commission on May 3, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

May 2, 2006

COMMENTS ON RULING BY DISTRICT COURT

Tele2 AB (publ) today announced that the District Court of Stockholm’s ruling regarding interconnect disputes between TeliaSonera and Tele2 will not have any effect on the company’s income or cash flow statement. Tele2 insists that in the two companies’ interconnect disputes, TeliaSonera is a net payer to Tele2.

The District court of Stockholm today ordered Tele2 to pay TeliaSonera SEK 1,000,586,662 plus interest. The ruling addresses TeliaSonera’s claims against Tele2 regarding interconnect charges in TeliaSonera’s networks. Tele2’s counter claims have not been assessed. In the trial TeliaSonera testified that it has significant outstanding liabilities towards Tele2. Tele2 claims that in the two companies’ interconnect disputes, TeliaSonera is a net payer to Tele2. Tele2 is awaiting a ruling confirming this from the Administrative court of appeal. Today’s ruling has no impact on Tele2’s income statement or cash flow.

CONTACTS

Lars-Johan Jarnheimer	Telephone: + 46 8 5626 4000
President and CEO, Tele2 AB

Håkan Zadler	Telephone: +46 8 5626 4000
CFO, Tele2 AB

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 5620 0045
Investor enquiries

Visit our web site at www.tele2.com

Tele2 is Europe’s leading alternative telecom operator. Our mission is to offer cheap and simple telecoms. Tele2 always strives to offer the market’s best prices. We have over 30 million customers in 23 countries. Tele2 offers products and services in fixed and mobile telephony, broadband and cable TV. Ever since Jan Stenbeck founded Tele2 in 1993, the company has been a tough challenger to the former government monopolies. Tele2 has been listed on the Stockholm Stock Exchange since 1996. In 2005, we reported operating revenue of SEK 50 billion and EBITDA of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: May 3, 2006